January 9, 2019 VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Telecommunications 100 F Street, N.E. Washington, D.C. 20549	600 Telephone Avenue Anchorage, Alaska 99503-6091

Re:        Alaska Communications Systems Group, Inc.

Form 10-K for the Year Ended December 31, 2017

Filed March 16, 2018

Form 10-Q for the Quarter Ended September 30, 2018

Filed November 7, 2018

File No. 000-28167

Ladies and Gentlemen:

Set forth below are Alaska Communications Systems Group, Inc.’s (the “Company”) responses to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 21, 2018 relating to its review of the Company’s Form 10-K for the year ended December 31, 2017, filed on March 16, 2018, and Form 10-Q for the quarter ended September 30, 2018, filed on November 7, 2018.

For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s response.

Form 10-Q for the Quarter Ended September 30, 2018

2. Revenue Recognition

Revenue Accounted for in Accordance with other Guidance, page 13

1.	If material, please revise your future filings to disclose how you account for maintenance revenues associated with indefeasible rights of use (IRUs) on your network.

Response

The Company acknowledges the Staff’s comment and offers the following response.

Maintenance revenue associated with IRU agreements is not material, representing less than one percent of Company’s consolidated revenue.

The Company is providing the Staff with the following supplemental information.

As disclosed in its Form 10-Q, IRU agreements under which the Company provides specific, dedicated access on its network to third parties are accounted for as operating leases. For agreements under which the lessee pays the Company for specified maintenance services, payments for such services are recorded as revenue on effectively a straight-line basis over the term of the agreement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Re: Form 10-K for the Year Ended December 31, 2017

       Form 10-Q for the Quarter Ended September 30, 2018

2.

We also note that CAF Phase II funding is subject to your provision of broadband service throughout the designated coverage area by the end of a specified build-out period and completion of interim milestone build-out obligations. On page 31, you disclosed that the FCC denied your request to modify the conditions on your use of CAF Phase II high cost support, including the minimum capital expenditure requirement. Please tell us the following:

●	how you account for the cost of the required build-out;
●	how your actual broadband coverage compares to the CAF Phase II specifications and your related milestone build-out obligations; and
●	if your CAF Phase II receipts are sufficient to cover your build-out and milestone obligations.

Response

The Company acknowledges the Staff’s comment and offers the following response.

Accounting Treatment of the Required Build-Out: The Company fulfills its requirement for the provision of broadband service under the CAF Phase II program through the deployment of various network capabilities. The deployment includes both the construction of new assets and the modification of existing assets. The cost of the build-out, including the utilization of funds received through the CAF Phase II program, is accounted for, in part, as capitalized property, plant and equipment and depreciated over the estimated useful life of the asset. Other costs are expensed as incurred in accordance with the Company’s accounting policies. As disclosed in the Company’s Form 10-Q, funding received through the CAF Phase II program is accounted for outside the scope of ASC 606 and is recognized as revenue upon receipt of the cash.

Actual Broadband Coverage and Build-Out Obligations: The CAF Phase II order (the “Order”) requires that the Company enable 10 Mbps (megabits per second) broadband capability (and voice service) over the ten-year period January 1, 2016 through December 31, 2025 to 31,571 service locations primarily in census blocks identified as high-cost or extremely high-cost that are unserved by unsubsidized competitors. The Order contains the following Company milestones: (i) December 31, 2018: complete the build-out of 30% of the locations; (ii) annually in 2019 through 2025: complete the build-out of an additional 10% of the locations; and (iii) sixty days following certain decisions by the FCC, file a plan for providing service to all 31,571 locations. The original deadline for filing this plan was in October 2018. However, the deadline has been extended pending resolution of certain issues by the FCC. A specific date has not been set. Of the 31,571 service locations specified in the Order, the Company provided the requisite coverage to approximately 6,100 locations prior to issuance of the Order. The actual broadband speeds provided for all CAF Phase II locations delivered in 2018 meet or exceed the CAF Phase II specifications. As of December 31, 2018, the Company had completed the build-out of approximately 9,500 locations on a cumulative basis, meeting the December 31, 2018 milestone. The Company expects to meet its future CAF Phase II milestones and deployment requirements.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Re: Form 10-K for the Year Ended December 31, 2017

       Form 10-Q for the Quarter Ended September 30, 2018

Sufficiency of CAF Phase II Receipts: Funding received through the CAF Phase II program is currently expected to be sufficient to cover the Company’s anticipated build-out and operating costs associated with this program.

Should you have any questions regarding our responses or would like to discuss any of our views further, please contact me at 907-564-1704.

Sincerely,

/s/Laurie Butcher

Laurie Butcher

Senior Vice President of Finance

Alaska Communications Systems Group, Inc.

cc: Leonard Steinberg, Senior Vice President, Legal, Regulatory & Government Affairs and Corporate Secretary of the Company